UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of November 2021

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1Stock Exchange announcement dated 1 November 2021 entitled ‘Total voting rights and issued capital’
99.2Stock Exchange announcement dated 2 November 2021 entitled ‘Holding(s) in Company – TR-1: Standard form for notification of major holdings’
99.3Stock Exchange announcement dated 2 November 2021 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.4Stock Exchange announcement dated 2 November 2021 entitled ‘Shareholdings of directors and persons discharging managerial responsibility (PDMR)’
99.5Media Release dated 4 November 2021 entitled ‘Carbon free aluminium smelting a step closer: ELYSIS advances commercial demonstration and operates at industrial scale’
99.6Stock Exchange announcement dated 5 November 2021 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.7Stock Exchange announcement dated 5 November 2021 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.8Stock Exchange announcement dated 8 November 2021 entitled ‘Form 603 – Notice of initial substantial holder’
99.9Media Release dated 9 November 2021 entitled ‘Rio Tinto invests in start-up to support habitat restoration’
99.10Stock Exchange announcement dated 11 November 2021 entitled ‘Form 605 – Notice of ceasing to be a substantial holder’
99.11Stock Exchange announcement dated 16 November 2021 entitled ‘Form 603 – Notice of initial substantial holder’
99.12Stock Exchange announcement dated 16 November 2021 entitled ‘Form 605 – Notice of ceasing to be a substantial holder’
99.13Media release dated 16 November 2021 entitled ‘Rio Tinto invests in InoBat’
99.14Media release dated 17 November 2021 entitled ‘Rio Tinto invests to increase low-carbon AP60 aluminium production in Canada’
99.15Media release dated 18 November 2021 entitled ‘Rio Tinto becomes sole owner of Diavik Diamond Mine’
99.16Stock Exchange announcement dated 29 November 2021 entitled ‘TR-1: Standard form for notification of major holdings’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 December 2021	Date	1 December 2021